UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-43463

Pasqal Holding SA

24, rue Emile Baudot

91120 Palaiseau, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 6, 2026, Pasqal Holding SA (“Pasqal”) issued a press release announcing its third quarter 2026 business update. A copy of the press release is attached hereto as Exhibit 99.1.

The information contained in this Report on Form 6-K, including Exhibit 99.1 hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release of Pasqal, dated November 6, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PASQAL HOLDING SA

Date: November 6, 2026	By:	/s/ Wasiq Bokhari
		Name:	Wasiq Bokhari
		Title:	Chief Executive Officer

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